[Letterhead of LeBoeuf, Lamb, Greene & MacRae LLP]

February 12, 2007

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Columbus Acquisition Corp. Registration Statement on Form S-1 Filed on November 22, 2006 File Number 333-138890

Dear Mr. Reynolds:

We are writing on behalf of Columbus Acquisition Corp. (the “Company”), in response to the January 8, 2007 letter of the Securities and Exchange Commission (the “Commission”), with respect to the Registration Statement on Form S-1 of the Company (the “Registration Statement”), which includes the prospectus of the Company (the “Prospectus”). The Company is filing herewith Pre-Effective Amendment No. 1 to the Form S-1 (“Amendment No. 1”). For the convenience of the staff of the Commission (the “Staff”), each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the January 8, 2007 comment letter, and is followed by the corresponding response. All page references are to pages of the clean version of Amendment No. 1, which includes the Prospectus as revised.

In connection with our response, we are submitting the following materials:

1.	Five revised, clean courtesy copies of Amendment No. 1; and

2.	Five courtesy copies of Amendment No. 1, marked to show changes to the Registration Statement filed on November 22, 2006.

Form S-1

General

1.	Please include a cover letter in your next submission and label it as correspondence when filed on EDGAR.

The Company has complied with this request.

Mr. John Reynolds
The Securities and Exchange Commission
February 12, 2007

2.
Prior to effectiveness of the company’s registration statement, please advise us as to whether or not the amount of compensation allowable or payable to the underwriters has received clearance by the NASD.

The Company will keep the Staff updated as to whether the amount of compensation allowable or payable to the underwriters has received clearance by the NASD.

3.	Indicate in the forepart of your prospectus the identity of the members of the Columbus Acquisition Holdings LLC.

The Company has indicated the identity of the members of Columbus Acquisition Holdings LLC in “Prospectus Summary” (page 1).

4.
We note your statements in the fee table regarding the 3,000,000 shares of common stock underlying the insider warrants “to the extent such Insider Warrants are subsequently transferred prior to exercise” and “to the extent such Insider Warrants are subsequently exercised by the Insiders”. We also note your statement on the cover page that “[t]he insider warrants and the underlying shares of common stock have been registered for resale under the registration statement of which this prospectus forms a part ....” We do not understand your statements in the fee table which appear to indicate that you are registering the exercise of the insider warrants by the insiders. Please revise as appropriate or advise us of the basis for registering the exercise of the insider warrants. We may have further comment.

The Company is not registering the exercise of the insider warrants by the insiders. Instead, the Company is registering the resale of the insider warrants and the underlying shares of common stock. For the Staff’s convenience, we have set forth below the pertinent portion of the Calculation of Registration Fee table as originally filed. The purchasers of the insider warrants may use the Registration Statement to transfer the insider warrants at any time after 30 days following the completion of a business combination (reflected in line item A below). If the insiders use the Registration Statement to transfer the insider warrants prior to exercising such warrants, the Company must register the initial issuance of the shares underlying such warrants so that the transferees may receive unrestricted registered shares (which it has done as reflected in line item B below). However, if the insiders exercise the insider warrants prior to transferring such warrants, the Company must register the resale of the shares underlying the insider warrants so that the insiders may be able transfer such shares (which it has done as reflected in line item C below).

A	Warrants issued to insiders (“Insider Warrants”)	3,000,000 Warrants	$1.00	$3,000,000	$321
B	Shares of Common Stock underlying the Insider Warrants to the extent such Insider Warrants are subsequently transferred prior to exercise(4)	3,000,000 Shares	$6.00	$18,000,000	$1,926
C	Shares of Common Stock underlying the Insider Warrants to the extent such Insider Warrants are subsequently exercised by the Insiders(4)	3,000,000 Shares	-------	-------	-------(5)

Mr. John Reynolds
The Securities and Exchange Commission
February 12, 2007

The Company has revised the line items above in “Calculation of Registration Fee” in Amendment No. 1 to clarify the foregoing.

5.
We note that the company is selling, in a private placement, warrants to purchase additional shares of common stock to a related party. Revise to add disclosure addressing how these securities were priced and address any conflicts inherent in pricing these securities. Please provide us with a legal analysis as to how the insider warrants can be registered for resale at this time consistent with the federal securities laws. We may have further comment.

The Company has added disclosure in “Prospectus Summary - Warrants to be sold to initial stockholder through private placement” (page 3) and “Principal Stockholders” (pages 59 and 60), indicating that the insider warrants were priced in relation to prices paid by insider purchasers of other similar blank check companies for comparable warrants of such other blank check companies offered on similar terms.  The Company does not believe there is any conflict inherent in pricing these securities.

As described in the Registration Statement, the insider warrants are being purchased on a private placement basis simultaneously with the consummation of this offering. Although the closing of the private placement is contemporaneous with the closing of the offering, the investment decision was made, and the commitment to purchase the insider warrants was undertaken pursuant to the Warrant Purchase Agreement filed on November 22, 2006 as Exhibit 10.18 to the Registration Statement, before the initial filing of the Registration Statement.

We refer the Staff to the last paragraph of telephone interpretation “3S. Sections 5 and 4(2); Rule 416; Form S-3; S-K Items 507 and 508” from the Commission’s March 1999 supplement, which states the Commission’s view as to what constitutes a completed private placement. Specifically:

“the [Staff] will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date…. There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

Mr. John Reynolds
The Securities and Exchange Commission
February 12, 2007

The fact pattern here is very similar. The investors are irrevocably bound to purchase a set number of securities for a set purchase price. There are no conditions to closing the private placement that are within the investors’ control - the only condition to closing is the closing of the public offering. Following the effectiveness of the Registration Statement, the private placement, as well as the public offering, will be consummated. We respectfully refer the Staff to similar disclosure contained in the Registration Statements on Form S-1 of Rhapsody Acquisition Corp. (File No. 333-134694) and Pantheon China Acquisition Corp. (File No. 333-136590). Accordingly, we believe the insider warrants and the underlying securities are properly included for resale in the Registration Statement.

6.
We note your statement that “Columbus Acquisition Holdings LLC is permitted to transfer insider warrants to members of our management team, our employees, other persons or entities associated with members of our management team and in certain other limited circumstances, such as to immediate family members of such persons ....” Advise us how and when these transfers will be permitted. Also provide us with a legal analysis as to how these transfers are consistent with the federal securities laws and the exemption the company is relying upon for the simultaneous private placement of the warrants. We may have further comment.

The Company has revised the disclosure on the cover page of the Prospectus and in “Prospectus Summary - Warrants to be sold to initial stockholder through private placement” (page 3), “Prospectus Summary - Escrow of initial shares and insider warrants” (page 11), “Management - Conflicts of Interest” (page 56), “Principal Stockholders” (page 60), “Certain Relationships and Related Transactions” (page 60), “Description of Securities - Warrants” (page 65) and “Description of Securities - Shares Eligible for Future Sale” (page 67) to state that the insider warrants will not be sold or transferred by Columbus Acquisition Holdings LLC until 30 days after the Company has completed a business combination. No sale or transfer of the insider warrants will be permitted until they are released from escrow 30 days after the completion of a business combination.

The Company is relying on Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), for the simultaneous private placement of the warrants, as such private placement would be an offering by an issuer not involving any public offering. In connection with the purchase of the insider warrants, Columbus Acquisition Holdings LLC represented and warranted that it has been advised that the insider warrants have not been registered under the Securities Act; that it is acquiring the insider warrants for its account for investment purposes only; that it has no present intention of selling or otherwise disposing of the insider warrants in violation of the securities laws of the United States; that it is an “accredited investor” as defined by Rule 501 of Regulation D promulgated under the Securities Act; and that it is familiar with the proposed business, management, financial condition and affairs of the Company.

Mr. John Reynolds
The Securities and Exchange Commission
February 12, 2007

Cover page

7.
We note your statement that “The insider warrants and the underlying shares of common stock have been registered for resale under the registration statement of which this prospectus forms a part, but Columbus Acquisition Holdings LLC has agreed that the insider warrants will not be sold or transferred by it until 30 days after we have completed a business combination, other than to members of our management team, our employees, other persons or entities associated with members of our management team and in certain other limited circumstances, such as to immediate family members of such persons (but the transferees receiving such securities must first agree to be subject to the transfer restrictions described above).” We also note that the Warrant Purchase Agreement, dated November 20, 2006, states that “the undersigned agrees that it shall not sell or transfer the Insider Warrants until 30 days after the Corporation consummates a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business … and acknowledges that the Insider Warrants will be held in escrow during such time period and the certificates for such Insider Warrants shall contain a legend indicating such restriction on transferability.” Please revise your disclosure to clearly indicate that the insider warrants will not be sold or transferred until 30 days after the company consummates a merger, capital stock exchange, asset acquisition or a similar business combination or advise us how the noted transfers are permitted under the warrant purchase agreement.

The Company has revised the disclosure on the cover page of the Prospectus to delete the language “other than to members of our management team, our employees, other persons or entities associated with members of our management team and in certain other limited circumstances, such as to immediate family members of such persons (but the transferees receiving such securities must first agree to be subject to the transfer restrictions described above)”. Conforming changes have been made under the headings “Prospectus Summary - Warrants to be sold to initial stockholder through private placement” (page 3), “Prospectus Summary - Escrow of initial shares and insider warrants” (page 11), “Management - Conflicts of Interest” (page 56), “Principal Stockholders” (page 60), “Certain Relationships and Related Transactions” (page 60), “Description of Securities - Warrants” (page 65) and “Description of Securities - Shares Eligible for Future Sale” (page 67). Accordingly, the Registration Statement now states that the insider warrants will not be sold or transferred by Columbus Acquisition Holdings LLC until 30 days after the Company has completed a business combination. No sale or transfer of the insider warrants will be permitted until they are released from escrow 30 days after the completion of a business combination. Accordingly, there is no longer any discrepancy between the Registration Statement and the Warrant Purchase Agreement.

Mr. John Reynolds
The Securities and Exchange Commission
February 12, 2007

Prospectus Summary, page 1

8.	Please revise to say that your summary highlights material, not certain, information.

The Company has revised this language as requested in “Prospectus Summary” (page 1).

9.	Please revise to move the first three sentences in the second paragraph on page 1 to a section following the risk factors section.

The Company has moved these three sentences to the end of “Prospectus Summary” (page 11) as requested.

10.
In light of your Rule 415 undertakings in Part II of the registration statement, please remove the statement “[y]ou should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.”

The Company has removed this statement as requested.

11.
We note you identify criteria and guidelines you will use in evaluating prospective target businesses. You also state that the company may decide to enter into a business combination that does not meet any of these criteria and guidelines. Given that the company may not follow the noted criteria and guidelines, move this disclosure to a section later in the prospectus.

The Company has removed this disclosure from “Prospectus Summary” but retained the referenced disclosure in “Proposed Business - Business Strategy” (page 37).

12.	Please revise to address the affiliations between the company and Renova U.S. Management LLC.

The Company has revised the disclosure in “Prospectus Summary - Limited payments to insiders” (page 6), “Use of Proceeds” (page 30), “Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources” (page 36) and “Certain Relationships and Related Transactions” (page 61) to address the affiliations between the Company and Renova U.S. Management LLC.

13.	Please revise to indicate whether there is any limit on the reimbursement of out-of-pocket expenses.

The Company has revised the disclosure in “Prospectus Summary - Limited payments to insiders” (page 6), “Use of Proceeds” (page 30), “Management - Executive Compensation” (page 54) and “Certain Relationships and Related Transactions” (page 61) to state that there is no limit on the total amount of out-of-pocket expenses reimbursable by the Company, provided that members of the Company’s management team will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount not in the trust account and interest income of up to $1,750,000 on the trust account balance that may be released to the Company to fund expenses relating to investigating and selecting a target business and its other working capital requirements, unless a business combination is consummated.

Mr. John Reynolds
The Securities and Exchange Commission
February 12, 2007

14.
We note your statement that “[w]e view this provision terminating our corporate life by _______ 2008 [twenty four months from the date of this prospectus] as an obligation to our stockholders and will not take any action to amend or waive this provision to allow us to survive for a longer period of time except in connection with the consummation of a business combination.” (Emphasis added). Please revise to clarify that the amendment or waiver of this provision will only occur if the company has completed a business combination by such date.

The Company has revised the disclosure in “Prospectus Summary - Certificate of Incorporation” (page 8) to state that this provision will be amended only in connection with, and upon consummation of, its initial business combination by such date.

15.	Briefly address the timing of the release of the $1,750,000 in interest earned from the trust account to fund expenses.

The Company has revised the disclosure in “Prospectus Summary - Offering proceeds to be held in trust” (page 5), “Use of Proceeds” (page 29) and “Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources” (page 36) to state that an aggregate of up to $1,750,000 of interest income may be released to the Company from time to time upon its written request to fund expenses relating to investigating and selecting a target business and its other working capital requirements.

16.
We note your statement that “we view these provisions, which are contained in Article Seventh of our amended and restated certificate of incorporation, as obligations to our stockholders and will not take any action to amend or waive these provisions.” Briefly address whether Columbus Acquisition Holdings LLC will vote against any action to amend or waive these provisions.

As indicated in the above referenced statement, the Company will not take any action to amend or waive provisions in its amended and restated certificate of incorporation that require the Company to (i) seek stockholder approval of a business combination and (ii) allow the stockholders to seek conversion of their shares if they do not approve of such a business combination. As the Company deems these provisions as obligations to its stockholders, it will not make any kind of attempt to amend or waive such provisions even if the limitation on its ability to amend its certificate of incorporation set forth in Article Seventh of the Company’s amended and restated certificate of incorporation proves to be unenforceable under Delaware law. Accordingly, in no circumstances will a proposal to amend or waive the referenced provisions in the Company's amended and restated certificate of incorporation be brought before the stockholders for a vote, and for that reason Columbus Acquisition Holdings LLC has not entered into any agreement with any party that addresses how it will vote on such proposal. To avoid any doubt, the Company has revised the disclosure in “Prospectus Summary - Certificate of Incorporation” (page 7) as follows: “We have been advised that such provisions limiting our ability to amend our certificate of incorporation may be unenforceable under Delaware law. However, as we view these provisions, which are contained in Article Seventh of our amended and restated certificate of incorporation, as obligations to our stockholders, we will not take any action to amend or waive these provisions even in the event that the provisions limiting our ability to amend our certificate of incorporation are found to be unenforceable under Delaware law.”

Mr. John Reynolds
The Securities and Exchange Commission
February 12, 2007

17.	Briefly address the steps the company has taken to determine whether Andrew Intrater will be able to pay the claims of target businesses or claims of vendors or other entities that are owed money.

Reference is made to “Risk Factors - If third parties bring claims against us, the proceeds held in trust could be reduced and the per-share liquidation price received by stockholders will be less than $7.79” (page 15), which provides that the Company has questioned Mr. Intrater on his financial net worth and reviewed his financial information and believes that he will be able to satisfy any indemnification obligations that may arise.

Risk Factors, page 13

18.	Please revise to include a risk factor, if applicable, that the pre-IPO shareholders who purchased warrants may be able to exercise their warrants at times that the purchasers in the IPO may not.

Columbus Acquisition Holdings LLC, the Company’s initial stockholder, will purchase 3,000,000 warrants on a private placement basis simultaneously with the consummation of this offering. These warrants are referred to as the insider warrants in the Registration Statement. The insider warrants will be identical to warrants underlying the units sold in this offering except that if the Company calls the warrants for redemption, the insider warrants will be exercisable on a cashless basis so long as they are still held by Columbus Acquisition Holdings LLC. As the insider warrants and the warrants underlying the units to be sold in the offering become exercisable at the same time, the proposed risk factor is not applicable.

19.	Revise risk factor number four to indicate the amount of funds available outside of the trust account and the maximum amount of funds available from interest earned on the funds in the trust account.

The Company has revised the disclosure in “Risk Factors - If the net proceeds of this offering available to us outside of the trust account are insufficient to allow us to operate for at least the next 24 months, we may be unable to complete a business combination” (pages 13 and 14) to state that there will be funds available to the Company outside of the trust account of $50,000, plus amounts that it needs to pay its income or other tax obligations and up to an additional $1,750,000 that may be released to the Company to fund expenses relating to investigating and selecting a target business and other working capital requirements, which will be funded solely from interest earned on the trust balance.

Mr. John Reynolds
The Securities and Exchange Commission
February 12, 2007

20.
Revise risk factor six to update the information to the latest practicable date. Also to address the number and value of similar blank check companies that have filed with the Commission and have not completed their initial public offerings.

The Company has revised the disclosure in “Risk Factors - Because there are numerous companies with a business plan similar to ours seeking to effectuate a business combination, it may be more difficult for us to do so” (page 14) to include the information as of the latest practicable date and to address the number and value of similar blank check companies that have filed with the Commission but have not completed their initial public offerings.

21.
Please revise risk factor nineteen to indicate the number of shares and warrants owned by your officers and directors. Also indicate in this risk factor the members who control Columbus Acquisition Holding LLC.

The Company has revised the disclosure in “Risk Factors - Certain of our officers and directors beneficially own shares of our common stock issued prior to the offering and will beneficially own warrants following this offering. These shares and warrants will not participate in liquidation distributions and, therefore, our officers and directors may have a conflict of interest in determining whether a particular target business is appropriate for a business combination” (page 20) to include the number of shares and warrants beneficially owned by the Company’s officers and directors. The revised disclosure also indicates that Andrew Intrater, the Company’s Chairman, President and Chief Executive Officer, controls Columbus Acquisition Holdings LLC in his capacity as its sole managing member.

22.	Revise risk factor twenty three to indicate the amount of funds that may be required if the maximum number of shares of common stock are converted into cash.

The Company has revised the disclosure in “Risk Factors - The ability of our stockholders to exercise their conversion rights may not allow us to effectuate the most desirable business combination or optimize our capital structure” (pages 21 and 22) to indicate that if up to approximately 19.99% of the aggregate number of the shares sold in this offering are converted into cash, the Company will need approximately $19,460,265, plus the converting stockholders’ share of all accrued interest after distribution of interest income on the trust account balance to the Company for income or other tax obligations and for working capital requirements, to fund the exercise of conversion rights,.

23.	Please revise risk factor twenty nine to clarify when the existing stockholders can make a demand the company register the resale of their initial shares.

The Company has revised the disclosure in “Risk Factors - If our existing stockholders exercise their registration rights with respect to their initial shares, it may have an adverse effect on the market price of our common stock and the existence of these rights may make it more difficult to effect a business combination” (page 24) to state that the Company’s existing stockholders can make a demand for registration of the resale of their initial shares at any time commencing three months prior to their release from escrow (which occurs one year after the consummation of a business combination).

Mr. John Reynolds
The Securities and Exchange Commission
February 12, 2007

24.	Please revise to include or clarify your disclosure regarding the following risks:

•	you might acquire a financially unstable company or one in the early stages of growth or development;

The Company has added a risk factor titled “We may effect a business combination with a financially unstable company or an entity in the early stage of development or growth, which may subject us to greater risks than if we were to effect a business combination with a more established company with a proven record of earnings and growth” that discusses this risk on page 21.

•	there is no limit on the amount of out-of-pocket expenses to identify potential target businesses; and

The Company has added a risk factor titled “There is no limit on the total amount of out-of-pocket expenses that may be incurred by our officers and directors in connection with identifying and investigating possible target businesses and business combinations” that discusses this risk on page 19.

•	stockholders may not take action by written consent after the offering.

The Company has added a risk factor titled “Our stockholders will not be able to take any action by written consent subsequent to the consummation of this offering, which may have the effect of discouraging, delaying or preventing takeover attempts or other changes in the control of our company, our board or management, that are not supported by our board of directors despite possible benefits to our stockholders” that discusses this risk on page 23.

You will not be entitled to protections normally afforded to investors of blank, page 14

25.	Please revise to describe briefly the benefits and protections that investors will not have under Rule 419 of the Securities Act.

The Company has revised the disclosure in “Risk Factors - You will not be entitled to protections normally afforded to investors of blank check companies” (page 14) to include a description of the benefits and protections that are available to investors in offerings subject to Rule 419, which will not be available to investors in this offering.

Mr. John Reynolds
The Securities and Exchange Commission
February 12, 2007

Use of Proceeds, page 28

26.	Please revise to clarify the timing of the release of the $1,750,000 in interest earned from the trust account to fund expenses.

The Company has revised the disclosure in “Use of Proceeds” (page 29) to state that an aggregate of up to $1,750,000 of interest income will be released to the Company from time to time upon its written request to fund expenses relating to investigating and selecting a target business and its other working capital requirements.

27.	Please consider adding a line indicating the total amount of offering expenses.

The Company has included a line indicating the total amount of offering expenses in the table in “Use of Proceeds” (page 29).

28.	Please clarify, in footnote 1, the amount of offering expenses already paid from the advances received from Columbus Acquisition Holdings LLC.

The Company has revised footnote 1 to the table in “Use of Proceeds” (page 29) to indicate the amount of offering expenses already paid from the advances received from Columbus Acquisition Holdings LLC.

29.
Please revise to indicate whether there is any limit on the amount of the out-of-pocket expenses and whether there will be any review of the reasonableness of the expenses by anyone other than your board of directors.

The Company has revised the disclosure in “Use of Proceeds” (page 30) to state that there is no limit on the total amount of out-of-pocket expenses reimbursable by the Company, provided that to the extent such out-of-pocket expenses exceed the available funds held outside of the trust and the interest income of up to $1,750,000 earned on the funds held in the trust account, such out-of-pocket expenses will not be reimbursed by the Company unless it consummates a business combination. As described on the same page, the Company’s audit committee will review and approve all expense reimbursements made to members of the Company’s management team and any expense reimbursements payable to members of its audit committee will be reviewed and approved by the board of directors, with any interested director abstaining from such review and approval. There will not be a third party review of the reasonableness of out-of-pocket expenses.

30.
We note the statement at page 30 that “the allocation of net proceeds not held in trust represents our best estimate of the intended uses of these funds. In the event that our assumptions prove inaccurate, we may reallocate some of such proceeds within the above described categories.” Please revise this section to clearly discuss the circumstances that would require management to alter the noted use of proceeds from this offering and discuss the specific alternatives to the currently stated uses. See Instruction 7 to Item 504 of Regulation S-K. We may have further comment.

The Company has revised the disclosure in “Use of Proceeds” (page 31) to state that it does not anticipate any change in categories to which the proceeds are intended to be allocated, but that the amount of its actual expenditures for some or all of the categories may differ from the estimates set forth in the table that appears on page 29 in the same section.

Mr. John Reynolds
The Securities and Exchange Commission
February 12, 2007

Proposed Business, page 35

31.
We note your statement that “We have identified the following criteria and guidelines that we believe are important in evaluating prospective target businesses. We will use these criteria and guidelines in evaluating business combination opportunities ….” We also note your statements that “we have not established any other specific attributes or criteria (financial or otherwise) for prospective target businesses.” Revise to reconcile your statements.

In order to ensure that the Prospectus does not contain any potentially conflicting statements, the Company has revised the disclosure in “Proposed Business - Effecting a Business Combination - We Have Not Identified a Target Business or Target Industry” (page 39) and “Proposed Business - Effecting a Business Combination - Selection of a Target Business and Structuring of a Business Combination” (page 40) to state that other than the broad guidelines that the Company will generally seek to acquire established companies with positive cash flow, companies with strong positions within their industry, companies with experienced management teams and companies with a diversified customer and supplier base, the Company has not established any specific attributes or criteria for prospective target businesses.

Competitive Strengths, page 36

32.
We note your statement that “[w]e believe that our company will succeed in consummating a business combination with a target business or businesses as a result of the following ....” We do not understand the basis for your assertion given that the company has not identified any target nor taken any steps to find a target. It appears to us that there is no assurance that the company will succeed in consummating a business combination. Revise as appropriate.

The Company has revised the disclosure in “Proposed Business - Competitive Strengths” (page 38) to state that although the Company possesses certain competitive strengths that will help the Company compete for an attractive business combination opportunity, the Company cannot assure the investors that it will be able to locate a target business or that it will succeed in consummating a business combination.

Mr. John Reynolds
The Securities and Exchange Commission
February 12, 2007

We Have Not Identified a Target Business or Target Industry, page 37

33.
We note your statement that “[t]o date, we have not selected or approached any target business, nor have we definitely selected any target industry, on which to concentrate our search for a business combination.” (Emphasis added). Your statement implies that you have started to select target industries. Please revise to clarify your meaning of “definitely” in the noted statement.

The Company has deleted the word “definitely” from the above statement which appears in “Proposed Business - Effecting a Business Combination - We Have Not Identified a Target Business or Target Industry” (page 39) to state that it has not selected or approached any target business or selected any target industry on which to concentrate its search for a business combination.

34.
We note here and elsewhere in the prospectus that you will seek to have the vendors and service providers whom you engage and prospective target businesses to execute agreements with you waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public stockholders. Please revise to specify what claims, if any, are excluded.

The Company has revised the disclosure in “Proposed Business - Effecting a Business Combination - We Have Not Identified a Target Business or Target Industry” (page 39) and “Proposed Business - Effecting a Business Combination - Liquidation if No Business Combination” (page 45) to state that such a waiver will apply to any kind of right, title, interest or claim that any vendor, service provider or prospective target business may have.

35.
We note your statement that “we will seek to have all vendors, prospective target businesses or other entities … that we engage execute agreements with us waiving any right, title, interest or claim on any kind in or to any funds held in the trust account for the benefit of our public stockholders.” We also note your statement that “[i]f a potential contracted party refuses to execute such a waiver, then Mr. Intrater will be personally liable to cover the potential claims made by such party for services rendered and goods sold, in each case to us, but only if, and to the extent, that the claims would otherwise reduce the trust account proceeds payable to our public stockholders in the event of a liquidation.” Please clarify in the same paragraph whether the indemnification covers prospective target businesses given the limitation that the claims are for services rendered and goods sold.

Andrew Intrater will be personally liable to cover the potential claims that may be brought by a prospective target business as well as a vendor or service provider. To clarify this, the Company has revised the above referenced statement in “Proposed Business - Effecting a Business Combination - We Have Not Identified a Target Business or Target Industry” (page 39) to read as follows: “If a vendor or service provider or a prospective target business refuses to execute such a waiver, then Mr. Intrater will be personally liable to cover the potential claims made by such party, but only if, and to the extent that, the claims would otherwise reduce the trust account proceeds payable to our public stockholders in the event of a liquidation.”

Mr. John Reynolds
The Securities and Exchange Commission
February 12, 2007

Sources of Target Businesses, page 37

36.
Your disclosure indicates that you may enter into a business combination with a target business that is affiliated with your officers and directors. Please state whether any businesses affiliated with your officers or directors are currently being considered as acquisition targets.

The Company has revised the disclosure in “Proposed Business - Effecting a Business Combination - Sources of Target Businesses” (page 40) to state that there is no business affiliated with its officers or directors that is currently being considered as a potential acquisition target.

Management, page 48

37.
We see that you provide the business backgrounds for Messrs. Ernestus, Ferrante, Epstein and Sloan; however, Item 401(e) of Regulation S-K requires that your description cover the past five years, and their descriptions have gaps over the past five years. Please revise your disclosure accordingly.

We refer the Staff to the description of business experience of Michael W. Ernestus in “Management - Directors and Executive Officers” (page 51). Mr. Ernestus has been a managing partner of Artus Advisors, LLC since October 2001, and accordingly there is no gap in the description of his business experience over the past five years. The Company has revised descriptions of business experience for Louis Ferrante, Jason Epstein and Michael Sloan as requested to indicate that each of Messrs. Ferrante, Epstein and Sloan was a private investor during the respective periods that constitute a gap.

38.
Please revise to disclose or confirm the following does not apply: the names of other special purpose acquisition corporations, a brief description of any acquisitions made by other special purpose acquisition corporations, the current trading markets of the post-combination entity and the benefits received by your control persons from association with other special purpose acquisition corporations.

The Company hereby confirms that members of its management have not been involved with any other special purpose acquisition corporations.

Principal Stockholders, page 55

39.
We note your statement that “during the escrow period, the holders of these securities will not be able to sell or transfer their securities except to their spouses and children or trusts for their benefit ….” Please reconcile this statement with your prior statements regarding the ability to transfer these securities.

The Company has revised the above referenced statement in “Principal Stockholders” (page 59) to state that the existing stockholders will not be able to sell or transfer their securities except to members of the Company’s management team, its employees, other persons or entities associated with members of its management team and in certain other limited circumstances, such as to immediate family members of such persons and to trusts for estate planning purposes but that the transferees receiving such shares must first agree to be subject to the transfer restrictions described above. The statement is now consistent with the description of transferability of the initial shares appearing in other parts of the Prospectus.

Mr. John Reynolds
The Securities and Exchange Commission
February 12, 2007

Certain Relationships and Related Transactions, page 57

40.	Please revise to indicate the “certain members” of the company’s management team that control Columbus Holdings Acquisition LLC and the amount of their membership interests.

The Company has revised the disclosure in “Certain Relationships and Related Transactions” (page 60) to state that Andrew Intrater, the Company’s Chairman, President and Chief Executive Officer, controls Columbus Acquisition Holdings LLC in his capacity as its sole managing member. The Company has also included the amount of membership interests held by each of the members of Columbus Acquisition Holdings LLC.

41.
We note your statement that “the holders of the majority of these shares may elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are released from escrow.” Please briefly clarify when the registration rights may be exercised.

The Company has revised the disclosure in “Certain Relationships and Related Transactions” (page 60) to state that the Company’s existing stockholders can make a demand for registration of the resale of their initial shares at any time commencing three months prior to their release from escrow (which occurs one year after the consummation of a business combination).

42.
Revise to indicate the members of the company’s management team that are affiliated with Renova U.S. Management LLC and the extent of their interests in Renova U.S. Management LLC. Specifically indicate the extent of Mr. Intrater’s interest in Renova U.S. Management LLC.

The Company has revised the disclosure in “Certain Relationships and Related Transactions” (page 61) to include the members of the Company’s management team that are affiliated with Renova U.S. Management LLC and the membership interests they own. Conforming changes have been made in “Prospectus Summary - Limited payments to insiders” (page 6), “Use of Proceeds” (page 30) and “Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources” (page 36).

Mr. John Reynolds
The Securities and Exchange Commission
February 12, 2007

Financial Statements, page F-1

43.	Please provide a currently dated consent of the independent accountant in any amendment and ensure the financial statements are updated as required by Article 3 of Regulation S-X.

The Company has provided a currently dated consent of the independent accountant and included financial statements as of December 31, 2006, which satisfy the age of financial statements requirement under Article 3 of Regulation S-X. The Company hereby confirms that it will provide a currently dated consent of the independent accountant with each subsequent amendment to the Registration Statement.

Note 3 - Proposed Public Offering, page F-9

44.
Tell us how you developed your expected volatility assumption of 43%. Provide us with a schedule listing any similar public companies used in your analysis, along with their market capitalization, their volatility, and the term and interval of the volatility used in developing your estimate. Please expand the discussion of the option in MD&A to disclose your basis for the estimate of expected volatility.

The expected volatility of 42% was developed based on the actual volatilities of securities of other similarly structured blank check companies.  The Company has revised the section titled “Management's Discussion and Analysis of Financial Condition and Results of Operations” (page 36) to indicate the foregoing.  Attached as Schedule A is a list of the companies used in the Company's analysis, along with their market capitalization, their volatility, and the term and interval of the volatility used in developing the estimate.

Exhibit 4.4 - Unit Purchase Option

45.
Although section 2.4 of your unit purchase option agreement states you will not be obligated to settle for cash in the event you are unable to deliver registered securities, it does not explicitly rule out cash settlement options in other circumstances, and it is unclear whether there are any situations where the holder can obtain net cash settlement. Please explain to us how you have considered this in evaluating the classification of the unit purchase option under the guidance in paragraph 17 of EITF 00-19.

The Company has revised Section 2.4 of the Unit Purchase Option to comply with the guidance in paragraph 17 of EITF 00-19. Section 2.4 of the Unit Purchase Option now reads as follows:

“2.4 No Obligation to Net Cash Settle. Notwithstanding anything to the contrary contained in this Purchase Option, if the Company is unable to deliver any securities pursuant to the exercise of this Purchase Option, the Purchase Option and underlying securities may expire unexercised or unredeemed if there is no effective registration statement covering the securities underlying the Purchase Option. In no event will the Company be obligated to pay the registered Holder of the Purchase Option any cash or otherwise “net cash settle” the Purchase Option or the Warrants underlying the Purchase Option.”

Mr. John Reynolds
The Securities and Exchange Commission
February 12, 2007

46.
The unit purchase option does not explicitly state you have no obligation to settle the option in the absence of an effective registration statement and that the option can expire unexercised. Please explain to us how you have considered this in evaluating the classification of the unit purchase option under the guidance in EITF 00-19.

The Company has revised Section 2.4 of the Unit Purchase Option to comply with the guidance in EITF 00-19. Section 2.4 of the Unit Purchase Option now reads as follows:

“2.4 No Obligation to Net Cash Settle. Notwithstanding anything to the contrary contained in this Purchase Option, if the Company is unable to deliver any securities pursuant to the exercise of this Purchase Option, the Purchase Option and underlying securities may expire unexercised or unredeemed if there is no effective registration statement covering the securities underlying the Purchase Option. In no event will the Company be obligated to pay the registered Holder of the Purchase Option any cash or otherwise “net cash settle” the Purchase Option or the Warrants underlying the Purchase Option.”

Part II

Exhibits, page II-4

47.	Please include all exhibits, including the legality opinion, in your next filing. They are subject to review and the staff will need time to examine them.

The Company has filed all exhibits with this Amendment No. 1.

Undertakings, page II-4

48.	Please revise to include the exact and complete undertaking required by Item 512(a) of Regulation S-K.

The Company has revised Part II of the Registration Statement to include the exact undertakings required by Item 512(a) of Regulation S-K.

Mr. John Reynolds
The Securities and Exchange Commission
February 12, 2007

Signatures, page II-7

49.
As required by Instruction 1 to the Signature requirements for Form S-1, the signatures of the principal accounting officer or controller must be included. Please include the appropriate signatures or titles.

The Company has revised the signature page to indicate that Louis Ferrante is the principal accounting officer as well as the principal financial officer of the Company.

* * * *

Should you have any questions concerning the above responses or the enclosed materials, please telephone the undersigned at (212) 424-8284.

Very truly yours,

/s/ Andrew Hulsh

Andrew Hulsh

Copy to:	Andrew Intrater Columbus Acquisition Corp. Chariman of the Board, President and Chief Executive Officer 153 East 53rd Street, 58th Floor New York, NY 10022

SCHEDULE A

COMPANY NAME:	Navios Maritime	Hill International	NationsHealth	eTrials Worldwide	Rand Logistics	Origin Agritech	RAM Energy Resources
Common Share Price on 2-7-07:	$6.07	$7.69	$1.51	$3.65	$6.69	$9.00	$4.70
Shares Outstanding:	49,571,720	14,200,000	27,921,000	11,459,533	8,002,957	23,470,000	33,531,900
Market Cap:	$300,900,340	$109,198,000	$42,160,710	$41,781,457	$53,539,782	$211,230,000	$157,599,930
Start Date:	1/0/1900	1/0/1900	8/25/2003	2/13/2004	1/0/1900	1/0/1900	5/12/2004
Interval:	Weekly	Weekly	Weekly	Weekly	Weekly	Weekly	Weekly

UNITS/TICKER:	BULKU	HINTU	NHRXU	ETWCU	RAQCU	SEEDU	RAMEU
Standard Deviation:	41%	30%	69%	35%	32%	54%	31%

Columbus Acquisition Corp.	AVG Historical Volatility
BLACK-SCHOLES MODEL VALUATION TOOL	41.62%
UNDERWRITER'S PURCHASE OPTION

Stock price	$8.00	S		S
Strike price	$10.00	X		X
Years to maturity	5	T		T
Risk-free rate	4.75%	r		r
Volatility	41.62%	v		v

UPO Value	$2.86
# units	625,000
Aggregate Value	$1,788,813